

June 30, 2014

Via E-mail
Hajime Abe
Chief Executive Officer
Toshoan Holdings, Inc.
1-1-36, Nishiawaji
Higashiyodogawa-ku
Osaka, Japan 533-0031

> **Re:** **Toshoan Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 12, 2014**
> **File No. 333-195060**

Dear Mr. Abe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Effective June 17, 2014, the age of your financial statements does not satisfy the requirements of Rule 8-08 of Regulation S-X. Please update your financial statements and related disclosures in your next amendment. Also, please include updated audit consents in your next amendment.

2. We note your response to comment 1 in our letter dated June 2, 2014 and we re-issue the comment. Please provide us with your analysis as to whether you are currently a shell company as defined in Rule 405 of the Securities Act of 1933, as amended. In this regard, we note your response that "[you] now do have assets." However, your financial statements appear to indicate that you have no assets. We also note your response that "despite initial implementation of your business plan, [you] are operating at this point." However, it appears that your operations continue to be

nominal. Alternatively, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities.

3. We note your response to comment 2 in our letter dated June 2, 2014. Given the nature and size of the transaction being registered for resale, we continue to be concerned that this transaction is an indirect primary offering of your securities to the public. Please provide us with additional analysis as to why you believe that the transaction is appropriately characterized as a transaction that is eligible to be made under Securities Act Rule 415(a)(1)(i). In doing so, please address the following factors: (i) the fact that you are registering for resale all of your common stock that is currently outstanding; and (ii) the fact that 50,000,000 of the shares registered for resale were first issued to Mr. Abe on December 2, 2013, that Mr. Abe sold these shares and shares previously issued to Mr. Abe on December 13, 2013, and that you filed this registration statement on April 4, 2013. Please also provide us with your analysis as to whether Mr. Abe is an underwriter. In this regard, we note that Mr. Abe is your sole officer and director and is selling all of his common stock in this offering.   Alternatively, please revise the registration statement to name the selling stockholders as underwriters and disclose that such selling stockholders must resell their shares at a fixed price throughout the offering, even after you become quoted or listed. For further guidance, please consider our Securities Act Rules Compliance and Disclosure Interpretation Question 612.09.

Prospectus Cover Page

4. We note your response to comment 3 in our letter dated June 2, 2014 and we re-issue such comment in part. Please revise your prospectus cover page, as you did the last paragraph on page 4, to indicate that Mr. Abe will pay the offering expenses.

Risk Factors, page 8

5. We note your revision to the Prospectus Summary which states that "Mr. Abe will be able to sell his shares at any time during the duration of the offering." Please add a risk factor regarding the conflicts of interest that may arise in light of the fact that you are relying on Mr. Abe to conduct the primary offering on your behalf and the fact that Mr. Abe is also selling shares currently held by him, and from which he will receive proceeds from any sale.

Quantity and Price, page 17

6. We note your response to comment 6 in our letter dated June 2, 2014 and we re-issue such comment in part. Please disclose the basis for the estimates used and disclose

the period of time on which you are basing Tsukiji's historical "catch of tuna per month." Please also disclose the basis for the "purchase price per kg," "sales price per kg," and "cost of revenues per month" disclosed in the table on page 17.

Exhibit 5.1 Opinion of Adam S. Tracy

7. Please have counsel revise the third paragraph of the opinion to state that 70,000,000 resale shares "are" and that the 2,000,000 shares to be sold by the company "will be," legally issued, fully paid and non-assessable. Please refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director